UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos)

Legal Information	1
Statement of Financial Position	2
Statement of Comprehensive Income	4
Statement of Changes in Equity	5
Statement of Cash Flows	6

Notes to the Financial Statements:
General information	8
Regulatory framework	9
Basis of preparation	21
Accounting policies	22
Financial risk management	35
Critical accounting estimates and judgments	43
Interest in joint venture	45
Contingencies and lawsuits	45
Property, plant and equipment	49
Financial instruments	51
Other receivables	54
Trade receivables	55
Financial assets at fair value through profit or loss	56
Financial assets at amortized cost	56
Inventories	56
Cash and cash equivalents	56
Share capital and additional paid-in capital	56
Allocation of profits	57
Trade payables	58
Other payables	58
Deferred revenue	59
Borrowings	59
Salaries and social security taxes payable	61
Benefit plans	62
The Company’s Share-based Compensation Plan	64
Income tax and tax on minimum presumed income / Deferred tax	65
Income tax / Tax on minimum presumed income payable, net	69
Tax liabilities	69
Assignments of use	70
Provisions	71
Revenue from sales	71
Expenses by nature	71
Other operating expense, net	72
Net financial expense	73
Basic and diluted earnings (loss) per share	73
Related-party transactions	74
Trust for the Management of Electric Power Transmission Works	76
Electric works Arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines	77
Construction works - San Miguel and San Martín Transformer Centers	77
Agreement for the execution of works - La Matanza Municipality	77
Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station	78
Safekeeping of documentation	78
Parent company merger process	79
Ordinary and Extraordinary Shareholders’ Meeting	80
Financial statements translation into English languague	80

Independent Auditors’ Report	81
Supervisory Committee’s Report	84

FINANCIAL STATEMENTS 2017

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ANAC	Administración Nacional de Aviación Civil
ANSES	Administración Nacional de la Seguridad Social
BICE	Banco de Inversión y Comercio Exterior
BNA	Bank of the Argentine Nation
BCRA	Central Bank of Argentina
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
IFRIC	International Financial Reporting Interpretations Committee
CNV	National Securities Commission
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
CTG	CTG Energía S.A.
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
EG3	EG3 Red S.A.
ENARSA	Energía Argentina S.A
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
ICBC	Industrial and Commercial Bank of China
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	IEASA S.A.
IFRS	International Financial Reporting Standards
INDISA	INDISA S.A.
INNISA	Inversora Nihuiles S.A.
IPB	IPB Fiduciaria S.A.
IPC	Domestic consumer price index
IPIM	Domestic wholesale price index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PEPASA	Petrolera Pampa S.A.
PESA	Pampa Energía S.A.
PPII	Petro Pars Isatis Iranian
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEE	Electric Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

FINANCIAL STATEMENTS 2017

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: EASA – See Note 43

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2017

Class of shares	Subscribed and paid-in (See Note 17)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 7,794,168 and 9,412,500 treasury shares as of December 31, 2017 and 2016, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Financial Position

as of December 31, 2017 and 2016

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16
ASSETS
Non-current assets
Property, plant and equipment	9	14,812,021	11,196,990
Interest in joint ventures	7	424	435
Deferred tax asset	26	1,187,021	1,019,018
Other receivables	11	42,447	50,492
Financial assets at amortized cost	14	-	44,429
Total non-current assets		16,041,913	12,311,364

Current assets
Inventories	15	391,904	287,810
Other receivables	11	200,617	179,308
Trade receivables	12	5,678,857	3,901,060
Financial assets at fair value through profit or loss	13	2,897,258	1,993,915
Financial assets at amortized cost	14	11,498	1,511
Cash and cash equivalents	16	82,860	258,562
Total current assets		9,262,994	6,622,166
TOTAL ASSETS		25,304,907	18,933,530

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Financial Position

as of December 31, 2017 and 2016 (continued)

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	17	898,661	897,043
Adjustment to share capital	17	399,495	397,716
Additional paid-in capital	17	31,565	3,452
Treasury stock	17	7,794	9,412
Adjustment to treasury stock	17	8,568	10,347
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other reserve		-	20,346
Other comprehensive loss		(28,097)	(37,172)
Accumulated losses		(506,458)	(1,188,648)
TOTAL EQUITY		1,060,864	361,832

LIABILITIES
Non-current liabilities
Trade payables	19	240,900	232,912
Other payables	20	6,034,228	5,103,326
Borrowings	22	4,191,666	2,769,599
Deferred revenue	21	194,629	199,990
Salaries and social security payable	23	119,655	94,317
Benefit plans	24	323,564	266,087
Tax liabilities	28	-	680
Provisions	30	598,087	341,357
Total non-current liabilities		11,702,729	9,008,268
Current liabilities
Trade payables	19	9,195,303	6,821,061
Other payables	20	370,395	134,759
Borrowings	22	71,205	53,684
Derivative financial instruments	22	197	-
Deferred revenue	21	3,360	764
Salaries and social security payable	23	1,220,051	1,032,187
Benefit plans	24	31,407	33,370
Tax payable	27	466,683	155,205
Tax liabilities	28	1,053,455	1,244,488
Provisions	30	129,258	87,912
Total current liabilities		12,541,314	9,563,430
TOTAL LIABILITIES		24,244,043	18,571,698

TOTAL LIABILITIES AND EQUITY		25,304,907	18,933,530

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Comprehensive Income (loss)

for the years ended December 31, 2017 and 2016

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16

Revenue	31	24,340,002	13,079,609
Electric power purchases		(12,825,610)	(6,060,333)
Subtotal		11,514,392	7,019,276
Transmission and distribution expenses	32	(4,828,907)	(6,147,214)
Gross gain		6,685,485	872,062

Selling expenses	32	(2,078,916)	(1,616,696)
Administrative expenses	32	(1,450,636)	(1,162,325)
Other operating expense, net	33	(661,422)	(376,020)
Loss / Gain from interest in joint ventures		(11)	2
Operating profit/(loss) before income from provisional remedies, higer costs recognition and SE Resolution N° 32/15		2,494,500	(2,282,977)

Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	1,125,617
Income recognition on account of the RTI - SEE Resolution N° 32/15		-	419,732
Higher cost recognition – SEE Resolution N° 250/13 and subsequent Notes		-	81,512
Operating profit (loss)		2,494,500	(656,116)

Financial income	34	272,251	196,754
Financial expenses	34	(1,541,462)	(1,444,882)
Other financial results	34	(101,949)	(27,466)
Net financial expense		(1,371,160)	(1,275,594)
Profit (loss) before taxes		1,123,340	(1,931,710)

Income tax	26	(441,150)	743,062
Profit (loss) for the year		682,190	(1,188,648)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	24	13,962	7,817
Tax effect of actuarial profit on benefit plans		(4,887)	(2,736)
Total other comprehensive results		9,075	5,081

Comprehensive income for the year attributable to:
Owners of the parent		691,265	(1,183,567)
Comprehensive profit (loss) for the year		691,265	(1,183,567)

Basic and diluted earnings profit (loss) per share:
Basic and diluted earnings profit (loss) per share	35	0.76	(1.33)

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2017 and 2016

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	-	-	-	(42,253)	249,336	1,525,053

Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	73,275	176,061	-	-	(249,336)	-
Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	20,346	-	-	20,346
Loss for the year	-	-	-	-	-	-	-	-	-	(1,188,648)	(1,188,648)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	5,081	-	5,081
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832
Increase of Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	7,767	-	-	7,767
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	1,618	1,779	(1,618)	(1,779)	28,113	-	-	(28,113)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	682,190	682,190
Other comprehensive results for the year	-	-	-	-	-	-	-	-	9,075	-	9,075
Balance at December 31, 2017	898,661	399,495	7,794	8,568	31,565	73,275	176,061	-	(28,097)	(506,458)	1,060,864

The accompanying notes are an integral part of the Financial Statements.

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2017 and 2016

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16
Cash flows from operating activities
Profit (Loss) for the year		682,190	(1,188,648)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	32	430,306	351,582
Loss on disposals of property, plants and equipments		10,540	40,466
Net accrued interest	34	1,267,996	1,244,911
Exchange difference	34	382,004	417,708
Income tax	26	441,150	(743,062)
Allowance for the impairment of trade and other receivables, net of recovery	32	235,053	227,692
Adjustment to present value of receivables	34	292	(2,884)
Provision for contingencies	33	337,989	151,047
Other expenses - FOCEDE	33	-	14,653
Changes in fair value of financial assets	34	(296,347)	(404,173)
Accrual of benefit plans	24	107,789	105,405
Gain from interest in joint ventures		11	(2)
Higher cost recognition – SEE Resolution 250/13 and subsequent Notes		-	(81,512)
Income recognition on account of the RTI - SE Resolution 32/15		-	(419,732)
Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	(1,125,617)
Net gain from the repurchase of Corporate Bonds	34	-	(42)
Income from non-reimbursable customer contributions	33	(2,764)	(764)
Other reserve constitution - Share bases compensation plan	25	7,767	20,346
Changes in operating assets and liabilities:
Increase in trade receivables		(1,748,294)	(2,973,819)
Decrease in other receivables		19,026	1,063,480
Increase in inventories		(23,185)	(152,943)
Increase in deferred revenue		-	46,938
Increase in trade payables		1,512,998	2,780,940
Increase in salaries and social security payable		213,201	313,334
Decrease in benefit plans		(38,314)	(30,809)
(Decrease) Increase in tax liabilities		(248,323)	990,223
Increase in other payables		296,769	2,338,437
Decrease in provisions	30	(39,913)	(51,840)
Payment of Tax payable		(264,642)	-
Net cash flows generated by operating activities		3,283,299	2,931,315

FINANCIAL STATEMENTS 2017

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2017 and 2016 (continued)

(Stated in thousands of pesos)

	Note	12.31.17	12.31.16
Cash flows from investing activities
Payment of property, plants and equipments		(3,632,181)	(2,474,600)
Collection of Financial assets		1,983,087	230,659
Payments of Financial assets		(2,669,496)	(212,936)
Redemtion net of money market funds		235,839	71,397
Collection of receivables from sale of subsidiaries		36,315	11,975
Net cash flows used in investing activities		(4,046,436)	(2,373,505)

Cash flows from financing activities
Proceeds from borrowings	22	870,900	-
Payment of principal on loans	22	(283,423)	(265,950)
Repurchase of corporate notes	22	-	(4,866)
Payment of redemption on corporate notes	22	-	(221,846)
Net cash flows generated by (used in) financing activities		587,477	(492,662)

(Decrease) Increase in cash and cash equivalents		(175,660)	65,148

Cash and cash equivalents at the beginning of year	16	258,562	128,952
Exchange differences in cash and cash equivalents		(42)	64,462
(Decrease) Increase in cash and cash equivalents		(175,660)	65,148
Cash and cash equivalents at the end of the year	16	82,860	258,562

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	9	(313,704)	(189,656)

Acquisitions of property, plant and equipment through increased trade payables		(396,657)	(205,756)

The accompanying notes are an integral part of the Financial Statements.

Note 1 |    General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore the Company’s economic and financial position; therefore, the Company’s Board of Directors is optimistic that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect the Company’s business.

As of December 31, 2017, comprehensive income is a gain of $ 691.3 million, while working capital amounts to $ 3,3 billion -deficit-, which includes the amount owed to CAMMESA for $ 4,7 billion (principal plus interest accrued as of December 31, 2017).

The Company’s equity and negative working capital reflect the deteriorated financial and cash position the Company still has as a consequence of both the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which the Company absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

FINANCIAL STATEMENTS 2017 NOTES

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these financial statements, the definitive treatment to be given, by the MINEM, to the effects resulting from the non-compliance with the Adjustment Agreement, including the level of penaties, the remaining balances with CAMMESA and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i)       the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)      the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending, determined by the ENRE, under the terms and during the term of validity of the Agreement Act unfulfilled by the National State.

 In this regard, on April 26, 2017 the Company was notified that the MINEM had provided that, upon completion of the RTI process, the SEE -with the participation of the Under-Secretariat for Tariff Policy Coordination and the ENRE-, was to determine in a term of 120 days whether any pending obligations existed until the effective date of the electricity rate schedules resulting from the RTI and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations was also to be determined. The Company has submitted the information requested by the MINEM in the framework of this requirement. At the date of issuance of these financial statements such situation is still pending resolution.

Note 2 |    Regulatory framework

a)     General

The Company is subject to the regulatory framework provided under Law No. 24,065, the Concession Agreement, and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession (Note 5.4).

FINANCIAL STATEMENTS 2017 NOTES

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge its obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

b)   Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the share capital of Edenor S.A., currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The first management period ended at the conclusion of the tariff period commenced on February 1, 2017 (5 years).

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the PEN passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

Furthermore, Law No. 25,561 authorized the PEN to renegotiate public utility contracts taking certain criteria into account.

Additionally, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2017 by Law No. 27,200 that came into effect on January 1, 2016.

Moreover, on December 16, 2015, by Executive Order No. 134/15, the country’s electricity sector was declared in a state of emergency. The declaration of the state of emergency and the measures to be adopted as a consequence thereof, as indicated in Section 2 of the aforementioned Executive Order, will remain in effect until December 31, 2017.

In this regard, the MINEM is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

FINANCIAL STATEMENTS 2017 NOTES

c)   Electricity rate situation

I.              Adjustment Agreement entered into between Edenor S.A. and the Federal Government

On September 21, 2005, Edenor S.A. entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement provides for the following:

i)        the implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

ii)       the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)      the establishment of a “Social Tariff” for the needy and the levels of quality of the service to be rendered;

iv)     the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)      the carrying out of an RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)     the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by the Company during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)    the adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s own distribution costs as a result of the increases and adjustments granted at each date;

viii)   the waiver of the penalties imposed by the ENRE that are payable to the Federal Government, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in 14 semiannual installments. Those discounts have been early made as from December 2015.

FINANCIAL STATEMENTS 2017 NOTES

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulated the terms and conditions that, upon compliance with the other procedures required by the regulations, would be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

II.            Breach of Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure, pursuant to which the increase in the Company’s costs would be recognized -during the period the RTT remained in effect- on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTI. That mechanism was only applied in the first three six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of MINEM Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedules by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned MINEM Resolution No. 7/16 instructs the ENRE to carry out the RTI.

Finally, by means of ENRE Resolution No. 63/17 dated January 31, 2017, Note 2.c).III, the electricity rate schedule resulting from the RTI process, which will be applied by the Company as from February 1, 2017, is approved.

III.           Tariff Structure Review

Due to the aforementioned non-compliance, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note – to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

By means of MINEM Resolucion No. 6/16, which defines the seasonal reference prices, the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out. Additionally, it defines the social tariff for all the residential customer demand.

By means of MINEM Resolucion No. 7/16:

•         SEE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI. This resolution granted the Company a temporary increase in income as from February 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the service. As a consequence of that which has been previously described, as of December 31, 2016, it has recognized $ 419.7 million, which has been disclosed in the Recognition of income on account of the RTI – SEE Resolution No. 32/15 line item of the Statement of Comprehensive Income.

FINANCIAL STATEMENTS 2017 NOTES

•         the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

•         the following was also provided for: (i) the cancellation of the PUREE (Note 2.c).IV – financial statements as of December 31, 2016). As of December 31, 2016, the Company has recognized a total of $ 82 million for this concept, which is disclosed in the Higher costs recognition – SEE Resolution No. 250/13 and Subsequent notes line item of the Statement of Comprehensive Income; (ii) the revocation of SEE Resolution No. 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect (Note 2.c).VII - financial statements as of December 31, 2016); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the Distribution companies and CAMMESA (Note 2.c).VI – financial statements as of December 31, 2016); (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/12 (Note 2.c).V - financial statements as of December 31, 2016); (v) the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement (Note 18).

Additionally, by means of ENRE Resolution No. 290/16, applicable to Edenor S.A. and Edesur S.A., the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, whereby the program for the Review of the distribution tariff, which was carried out in 2016, was approved.

On September 5, 2016, the Company submitted its electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, the Company:

(i)             determined the capital base using for such purpose the depreciated Net Realizable Value (NRV) method;

(ii)            submitted the 2017-2021 Investment Plan;

(iii)           submitted a detail of the operating expenses; and

(iv)          submitted all other data requested by the Regulatory Authority.

In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period.

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017. The above-mentioned regulation was amended by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution No. 63/17 states that the ENRE, as instructed by the MINEM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

FINANCIAL STATEMENTS 2017 NOTES

In addition to that which has been mentioned, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

As of December 31, 2017, the amount arising from such deferred income and not recognized by the Company in these financial statements amounts approximately to $ 4.9 billion.

Moreover, the aforementioned regulation ENRE N° 63/17 sets forth the procedure for determining the mechanism for monitoring the variation of the CPD, whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In this regard, in August 2017, having the condition for the trigger clause to apply been met, the Company requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Additionally, ENRE Resolution No. 329/17 determines the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

By means of Resolution No. 526/17, the ENRE calls a public hearing to be held on November 17, 2017 with the purpose of informing about the impact on the Company’s customer bills of the measures to be implemented by the MINEM as a result of the public hearing that such Ministry has called (MINEM Resolution 403-E/2017) in relation to: (i) the new power and energy reference prices in the MEM relating to the 2017-2018 summer period; (ii) the stimulus plan that rewards electric power-savings; (iii) the social tariff, and; (iv) the electric power distribution methodology.

As a consequence of that which has been previously mentioned, by means of ENRE Note 128,399, the Company was informed that the MINEM had instructed the ENRE to postpone until December 1, 2017 the application of the tariff increase established in the RTI for November 1, with the result of such increase being recognized in real terms, using for such purpose the adjustment mechanism provided for in ENRE Resolution No. 63/17.

Furthermore, with regard to the deferral of the collection of the CPD adjustment that was to be applied as from August 2017, it is instructed that in order for such adjustment to be recognized in real terms, such concept shall be applied as from December 1, 2017, using also the adjustment mechanism mentioned in the preceding paragraph.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approves the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/2017, and the values of the Company’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to 2.4627 $/kwh.

FINANCIAL STATEMENTS 2017 NOTES

IV.           Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SEE, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 159.4 million.

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2017, the debt related to this concept amounts to $ 1.9 billion (comprised of $ 1.2 billion principal and $ 638 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SEE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

•         Additional recognition – Investment Plan

As instructed by MINEM Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from users.

On October 4, 2017, by means of Resolution No. 840-E/17, the MINEM recognized in favor of the Company an amount of $ 323.4 million for the works carried out prior to the ending of the FOCEDE, requiring as a condition for such recognition to take place that the Company notify both the Electric Power Secretariat and the ENRE of its decision to not only abandon any and all administrative and/or judicial claims filed, but also waive its right to any other future claim against the Federal Government, the MINEM, the SEE, the ENRE and/or CAMMESA based on the FOCEDE.

In this regard, on October 9, 2017, the Company expressed that it had no administrative or judicial claims against such institutions on the aforementioned ground, and that the recourse (“recurso directo”) filed in 2015 against ENRE’s Resolution No. 356/14, pursuant to which a fine had been imposed on the Company due to the non-application of the FOCEDE’s remaining funds in due time, was not considered within the scope of such requirement.

At the date of these financial statements, the Company is taking the appropriate steps in order for the aforementioned recognition to take place.

FINANCIAL STATEMENTS 2017 NOTES

V.            Provisional remedies

At during 2016, the Company has been notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Company’s sales, ordering the suspension of MINEM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required the Company to refrain from billing with the tariff increase and to reimburse the amounts of the increases already collected by means of a credit in the customers’ accounts.

In this regard, on December 26, 2016, CAMMESA notified the Company that, as instructed by the MINEM, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

•       the application of the seasonal prices set by MINEM Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

•       the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, the Company will issue the bills to its customers and transfer those values to CAMMESA.

The total effects of the credit notes issued for these concepts are detailed below:

	Res. MEyM N° 6 y 41 /16	Res. ENRE N° 1/16
Payables for purchase of electricity - CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of Note MEyM N° 2016-04484723	-	(1,126)

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

FINANCIAL STATEMENTS 2017 NOTES

d)   Framework agreement

On January 10, 1994, the Company, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns.

The approval of the extension of the Framework Agreement until September 30, 2017 was signed on August 3, 2017. The signing of the aforementioned agreement represents the recognition of revenue in favor of the Company relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of $ 268.1 million.

In this regard, on October 23, 2017, the Company received a payment from the Federal Government for $122.6 million.

Due to the fact that at the date of these financial statements the approvals of the Addendum to the Framework Agreement for the October 1-December 31, 2017 period by the Federal Government and the Government of the Province of Buenos Aires are still in process, no revenue for this concept has been recognized, which, as of December 31, 2017, amounted to $ 40.8 million.

e)   Penalties

                 i.          General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2017 and 2016, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

FINANCIAL STATEMENTS 2017 NOTES

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, the Company submitted a note to the ENRE requesting the rectification of the amounts informed because they are considered erroneous. At the date of issuance of these financial statements, said Note has not been answered.

Furthermore, ENRE Resolution No. 63/17, Note 2.c).III, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

Additionally, by means of Note No. 125,248 dated March 29, 2017, the ENRE sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)      Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)     For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)    Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

FINANCIAL STATEMENTS 2017 NOTES

iv)    Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day on which the penalty is imposed for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and proper form.

The impact of these new penalty determination and adjustment mechanisms has been quantified by the Company and recognized as of December 31, 2017,  which resulted in a recovery included in results of $ 413.7 million (Note 32).

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these financial statements, the Company has submitted the aforementioned information relating to the six-month period ended August 31, 2017.

1)     Penalty Adjustment:

            In different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

            In this regard, the Company does not know the formula used for obtaining such increase; therefore, it challenged the aforementioned resolutions requesting the suspension of their effects, which are not included within the amount of the provision for penalties recognized as of December 31, 2017.

f)    Restriction on the transfer of the Company’s common shares

            The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

            Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

            In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, EASA (see Note 43) is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order No. 1,957/06, Section 10 stipulates that from the signing of the agreement through the end of the Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

FINANCIAL STATEMENTS 2017 NOTES

g)   Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills covered by this Resolution will be made available in the stipulated time frames.

According to Executive Order 740 of the PEN, dated September 20, 2017, the MINEM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued with respect to the resolution mentioned above.

FINANCIAL STATEMENTS 2017 NOTES

Note 3 |    Basis of preparation

The financial statements for the year ended December 31, 2017 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss

These financial statements were approved for issue by the Company’s Board of Directors on March 7, 2018.

Comparative information

The balances as of December 31, 2016, disclosed in these financial statements for comparative purposes, arise from the financial statements as of that date.

Financial reporting in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting year. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the published inflation data, the downward trend of the level of inflation, the fact that the other indicators are insufficient to reach a definite conclusion, and the fact that the current legal framework does not allow for the filing with control authorities of inflation-adjusted financial statements, and in line with the International Practices Task Force’s conclusion, there is insufficient evidence to conclude that Argentina is a hyperinflationary economy as of December 31, 2017. Therefore, the restatement criteria established in IAS 29 have not been applied in the reporting year.

Although the Argentine economy does not meet the necessary conditions to qualify as a hyperinflationary economy in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for the preparation of adjusted financial statements as of December 31, 2017, it must be mentioned that certain macroeconomic variables that affect the Company’s business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these financial statements.

FINANCIAL STATEMENTS 2017 NOTES

Note 4 |    Accounting policies

The accounting policies adopted for these financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2016, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from this annual period that have a material impact on the Company’s financial statements.

The Company applies the following standards that are effective for fiscal year 2017, which were not adopted in advance:

IAS 7 "Statement of cash flows": In February 2016, the IASB published an amendment pursuant to which an entity is required to disclose information that will enable users of financial statements to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. The amendment is effective for annual periods beginning on or after January 1, 2017.

IAS 12 “Income taxes”: In February 2016, the IASB published amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017.

The Company estimates that the amendments will have no impact on the Company’s results of operations or its financial position, they will only imply new disclosures.

Note 4.1 |      New accounting standards, amendments and interpretations issued by the IASB

IFRS 9 “Financial Instruments”: As amended in July 2014, the version includes in one single place all the phases of the IASB’s project to replace IAS 39 “Financial instruments: recognition and measurement”. Those phases cover the classification and measurement of instruments, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor amendments to the classification and measurement of financial assets. The methodology for calculating the allowance for loan impairment will be modified as of January 1, 2018. In this regard, the Company estimates an approximate increase of 18% over the aforementioned forecast.

IFRIC 23 “Uncertainty over Income Tax treatments”: In June 2017, the IASB issued IFRIC 23, which clarifies the application of IAS 12 where there is uncertainty over income tax treatments. In accordance with the interpretation, an entity is required to reflect the impact of the uncertain tax treatment using the method that best predicts the resolution of the uncertainty, using either the most likely amount method or the expected value method. Additionally, the entity is required to assume that the tax authority will examine the uncertain treatments and have full knowledge of all the related relevant information when assessing the tax treatment over income tax. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company is currently analyzing the impact of the application of IFRIC 23; nevertheless, it estimates that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

IFRS 17 “Insurance Contracts”: In May 2017, the IASB issued IFRS 17, which replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company is currently analyzing the impact of the application of IFRS 17; nevertheless, it estimates that the application thereof will have no impact on the Company’s results of operations or its financial position.

FINANCIAL STATEMENTS 2017 NOTES

IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently assessing the impact of these new standards and amendments.

IFRS 2 “Share based payments”: In June 2016, an amendment was published to clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of these new standards and amendments.

IFRS 15 “Revenue from contracts with customers”: It was issued in May 2014 and is effective, as subsequently modified in September 2015, for annual periods beginning on or after January 1, 2018. It deals with the principles for the recognition of revenue and sets disclosure requirements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle implies the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently assessing the impact of these new standards and amendments.

Note 4.2 |      Property, plant and equipment

Additions have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred. At December 31, 2017, the Company does not have pledged assets or rights in favor of third parties.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

FINANCIAL STATEMENTS 2017 NOTES

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable.  Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of Property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value. At the date of issuance of these financial statements, the Company has not tested its fixed assets since there have been no impairment indicators. (Note 6.c).

FINANCIAL STATEMENTS 2017 NOTES

Note 4.3 |      Interests in joint ventures

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosure requirements of IFRS 12 have not been made.

Note 4.4 |      Revenue recognition

a.      Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company’s Board of Directors is negotiating with the Federal and Provincial Governments the signing of the respective agreements.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs (except for the precautionary measures stated in Note 2.c).VI – Financial Statements as of December 31, 2016), and the charges resulting from the application of ENRE Resolution No. 347/12 (Note 2.c).V).

FINANCIAL STATEMENTS 2017 NOTES

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.     the entity transferred to the buyer the significant risks and rewards;

2.     the amount of revenue was measured reliably;

3.     it is probable that the economic benefits associated with the transaction will flow to the entity;

4.     the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.      Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

Note 4.5 |      Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Income.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

FINANCIAL STATEMENTS 2017 NOTES

Note 4.6 |      Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (T1) customers, medium and large-demand (T2 and T3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.      Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The rest of the other receivables have been initially recognized at amount paid.

Note 4.7 |      Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

FINANCIAL STATEMENTS 2017 NOTES

Note 4.8 |      Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

Note 4.8.1 |      Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.      Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                          i.       the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                         ii.       the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.      Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

Note 4.8.2 |      Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

FINANCIAL STATEMENTS 2017 NOTES

The Company subsequently measures all the investments in equity instruments at fair value. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

Note 4.8.3 |      Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Income.

Note 4.8.4 |      Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 4.9 |      Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2017 and 2016, the economic impact of these transactions is recorded in the Other financial expense account of the Statement of Comprehensive Income.

FINANCIAL STATEMENTS 2017 NOTES

At the date of issuance of these financial statements the Company has not entered into futures contracts.

As of December 31, 2017, the economic impact of the transactions carried out in the fiscal year resulted in a loss of $ 21.1 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

Note 4.10 |    Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

                   i.        Cash and banks in local currency: at nominal value.

                  ii.        Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

                 iii.        Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note 4.11 |    Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.      Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

FINANCIAL STATEMENTS 2017 NOTES

Note 4.12 |    Trade and other payables

a.     Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.    Customer deposits

Customer deposits are initially recognized at amount paid and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                         i.        When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;

                        ii.        When service has been suspended more than once in one-year period;

                       iii.        When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                      iv.        When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized at fair value as Property, plant and equipment, with the corresponding credit in trade payables, which are subsequently measured at amortized cost using the effective interest rate method

FINANCIAL STATEMENTS 2017 NOTES

d.    Other payables

The other payables recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA (Note 2.c).IV Financial Statements as of December 31, 2016), the Payment agreement with the ENRE (Note 2.e).IV) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e)), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the renegotiation process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

Note 4.13 |    Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note 4.14 |    Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•           customer connection to the network: revenue is accrued until such connection is completed;

•           continuous provision of the electric power supply service: revenue is initially deferred and recognized over the shorter of the useful life of the asset and the term for the provision of the service.

Note 4.15 |    Employee benefits

•         Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

FINANCIAL STATEMENTS 2017 NOTES

The group’s accounting policy for benefit plans is as follow:

a.     Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.    Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

•         The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total expense is determined by reference to the fair value of the shares granted, and charged to profit or loss in the vesting period, or immediately if vested at the grant date.”

Note 4.16 |    Income tax and tax on minimum presumed income

a.      Deferred income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

FINANCIAL STATEMENTS 2017 NOTES

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on its taxable assets at year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

The Company has recognized the minimum presumed income tax paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

Note 4.17 |    Lease of use

The leases of use in which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating. At present, the Company only has leases of use contracts that are classified as operating.

a.         As leasee

The payments with respect to operating leases of use are recognized as operating expenses in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

b.         As lessor

The leasee of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating leasse of use.

The collections with respect to operating leasee of use are recognized as income in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

Note 4.18 |    Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

FINANCIAL STATEMENTS 2017 NOTES

Note 4.19 |    Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

Note 4.20 |    Higher costs and income recognition

The recognition of higher costs (Note 2.c).IV Financial Statementes as of December 31, 2016) not transferred to the tariff, the recognition established by SEE Resolution No. 32/15 (Note 2.c).VII Financial Statementes as of December 31, 2016), as well as the recognition of income due to the effect of the provisional remedies related to Pilar and La Matanza localities (Note 2.c).VIII Financial Statementes as of December 31, 2016) fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SEE Resolution No. 32/15, and the ENRE’s approval and the SEE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs.

As for the income deriving from the funds to which SEE Resolution No. 745/05 refers, it was recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Income recognition on account of the RTI - SEE Resolution N° 32/15”, “higher cost recognition – SEE Resolution N° 250/13 and subsequent Notes”, and “Recognition of income – provisional remedies – MINEM Note 2016-04484723” line items of the Statement of Comprehensive Income as of December 31, 2016, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

Note 5 |    Financial risk management

Note 5.1 |      Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

FINANCIAL STATEMENTS 2017 NOTES

a.         Market risks

                    i.          Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

The Company does not currently hedge its exposure to currency risk. Therefore, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

The exchange rates used as of December 31, 2017 and 2016 are $ 18.65 and $ 15.89 per USD, respectively.

As of December 31, 2017 and 2016, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.17	Total 12.31.16
ASSETS
CURRENT ASSETS
Other receivables	USD	-	18.549	-	-
Financial assets at fair value through profit or loss	USD	66,811	18.549	1,239,277	-
Cash and cash equivalents	USD	238	18.549	4,415	161,753
	EUR	12	22.283	267	200
TOTAL CURRENT ASSETS		67,061		1,243,959	161,953
TOTAL ASSETS		67,061		1,243,959	161,953

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	224,766	18.649	4,191,666	2,769,599
TOTAL NON-CURRENT LIABILITIES		224,766		4,191,666	2,769,599
CURRENT LIABILITIES
Trade payables	USD	14,036	18.649	261,758	176,506
	EUR	279	22.450	6,263	117
	CHF	546	19.168	10,466	469
	NOK	68	2.290	156	126
Borrowings	USD	3,818	18.649	71,205	53,684
TOTAL CURRENT LIABILITIES		18,747		349,848	230,902
TOTAL LIABILITIES		243,513		4,541,514	3,000,501

(1)     The exchange rates used are the BNA exchange rates in effect as of December 31, 2017 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

FINANCIAL STATEMENTS 2017 NOTES

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.17	12.31.16
Net position Assets/(Liabilities)
US dollar	(3,280,937)	(2,838,036)
Euro	(5,996)	83
Norwegian krone	(156)	(126)
Swiss franc	(10,466)	(469)
Total	(3,297,555)	(2,838,548)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the profit(loss) for the year:

	12.31.17	12.31.16
Net position Assets/(Liabilities)
US dollar	(328,094)	(283,804)
Euro	(600)	8
Norwegian krone	(16)	(13)
Swiss franc	(1,047)	(47)
Decrease in the results of operations for the year	(329,757)	(283,856)

                   ii.          Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

                  iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2017 and 2016 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

FINANCIAL STATEMENTS 2017 NOTES

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.17	12.31.16
Fixed rate:
US dollar	3,321,452	2,823,283
Subtotal loans at fixed rates	3,321,452	2,823,283
Floating rate:
US dollar	941,419	-
Subtotal loans at floating rates	941,419	-
Total loans	4,262,871	2,823,283

Based on the simulations performed, a 1% increase in floating interest rates, with all the other variables remaining constant, would give rise to the following decrease in the profit (loss) for the year:

	12.31.17	12.31.16
Floating rate:
US dollar	(2,098)	-
Decrease in the results of operations for the year	(2,098)	-

Based on the simulations performed, a 1% decrease in floating interest rates, with all the other variables remaining constant, would give rise to the following increase in the profit (loss) for the year:

	12.31.17	12.31.16
Floating rate:
US dollar	2,098	-
Increase in the results of operations for the year	2,098	-

b.         Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if no independent credit risk ratings are available, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

FINANCIAL STATEMENTS 2017 NOTES

The Company has different procedures in place to reduce losses and allow for the collection of the balances owed by its customers. The Commercial Department periodically monitors compliance with the above-mentioned procedures.

Delinquent trade receivables increased from $ 658.8 million as of December 31, 2016 to $ 1 billion as of December 31, 2017, due mainly to the rate increase in the fiscal year (Note 2.c) III).

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company either applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies, or implements debt refinancing plans, with the aim of reducing them.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2017 and 2016, delinquent trade receivables totaled approximately $ 1 billion and $ 658.8 million, respectively.  As of December 31, 2017 and 2016, the financial statements included allowances for $ 458.9 million and $ 259.7 million, respectively.

The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 7 working days after the bills’ due dates for small-demand (T1), medium-demand (T2) and large-demand (T3) customers, are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.         Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2017 and 2016, the Company’s current financial assets at fair value amount to $ 2.9 billion and $ 2 billion, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

FINANCIAL STATEMENTS 2017 NOTES

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2017
Trade and other payables	6,061,508	3,980,396	5,550,335	91,997	121,622	-	15,805,858
Borrowings	-	-	338,585	338,585	4,135,941	-	4,813,111
Total	6,061,508	3,980,396	5,888,920	430,582	4,257,563	-	20,618,969

As of December 31, 2016
Trade and other payables	4,907,204	3,937,598	3,018,225	310,860	118,174	-	12,292,061
Borrowings	-	-	288,494	288,494	865,481	2,947,068	4,389,537
Total	4,907,204	3,937,598	3,306,719	599,354	983,655	2,947,068	16,681,598

Note 5.2 |      Concentration risk factors

a.     Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2017 and 2016. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 156.4 million and $ 10.9 million as of December 31, 2017 and 2016, respectively, as disclosed in Note 2.d), is subject to compliance with the terms of such agreement.

b.    Related to employees who are union members

As of December 31, 2017, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 In August 2017, the Company reached an agreement with the Sindicato de Luz y Fuerza on a total salary increase to be implemented in 6 tranches, beginning in July 2017 and ending in October 2018. Each increase will be calculated on the basis of the previous month salary and paid to the personnel represented by the union and providing services at the time of each payment. The agreed-upon increases are as follow:

•         6%, applicable as from July 2017.

•         4%, applicable as from October 2017.

•         4%, applicable as from December 2017.

•         4%, applicable as from April 2018.

•         3%, applicable as from June 2018.

•         3%, applicable as from October 2018.

Additionally, an agreement was reached about the creation of an Attendance Bonus to be paid to those who have maintained perfect attendance for a full quarter. Its implementation has begun in September 2017.

FINANCIAL STATEMENTS 2017 NOTES

Furthermore, on December 15, 2017 an agreement was signed with the Asociación del Personal Superior de Empresas de Energía (APSEE), pursuant to which the increases mentioned in the preceding paragraph will apply to the employees included within this union. The agreement also stipulates the increase of the Special Performance-based Bonus. This variable compensation will be determined based on the achievement of the Company’s objectives and the individual performance of the represented personnel.

Note 5.3 |      Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the statement of financial position plus net debt.

As of December 31, 2017 and 2016, gearing ratios were as follow:

	12.31.17	12.31.16
Total liabilities	24,244,043	18,571,698
Less: cash and cash equivalents	(82,860)	(258,562)
Net debt	24,161,183	18,313,136
Total Equity	1,060,864	361,832
Total capital attributable to owners	25,222,047	18,674,968
Gearing ratio	95.79%	98.06%

Note 5.4 |      Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements the Company has not incurred a breachs which could be included in this situation.

Note 5.5 |      Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

FINANCIAL STATEMENTS 2017 NOTES

The table below shows the Company’s financial assets measured at fair value as of December 31, 2017 and 2016:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At December 31, 2017
Assets
Financial assets at fair value through profit or loss:
Government bonds	1,239,282	-	-	1,239,282
Money market funds	1,657,976	-	-	1,657,976
Total assets	2,897,258	-	-	2,897,258

Liabilities
Derivative financial instruments	-	197	-	197
Total liabilities	-	197	-	197

At December 31, 2016
Assets
Cash and cash equivalents
Money market funds	61,461	-	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	387,279	-	-	387,279
Other receivables	28,839	-	-	28,839
Money market funds	1,606,636	-	-	1,606,636
Total assets	2,084,215	-	-	2,084,215

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Transactions with securities” report issued by Banco Mariva.

When one or more relevant variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

FINANCIAL STATEMENTS 2017 NOTES

Note 6 |    Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.      Allowances for the impairment of receivables

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (T1), medium-demand (T2), and large-demand (T3) customers. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.      Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.      Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest disaggregation level at which independent cash flows can be identified (cash generating units, or CGU).

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount,  which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

At December 31, 2017, there are no indicators of a potential impairment.

FINANCIAL STATEMENTS 2017 NOTES

d.       Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

e.      Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.       ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e).

g.      Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

FINANCIAL STATEMENTS 2017 NOTES

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

Note 7 | Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.17	12.31.16
SACME	50.00%	424	435

Note 8 |    Contingent and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that exceed those of the recorded provisions or that could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2017 amounts to $ 727.3 million, has been recorded.

The most significant legal actions in which the Company is a party involved are detailed below:

Nota 8.1 |      Affecting the financial statements

a.      Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that provided the following:

- That the Company be fined in the amount of $ 750 thousand due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375 thousand due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.

- That the Company be ordered to pay customers as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:

FINANCIAL STATEMENTS 2017 NOTES

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN requesting that the appeal dismissed concerning the provisional relief sought and not granted be sustained. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor S.A. was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor S.A. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard. However, the course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE.

Conclusion: as of the closing date of the year ended December 31, 2017, the Company made a provision for principal and interest accrued for an amount of $ 57.3 million within the Other non-current liabilities account.

Nota 8.2 |      Not affecting the financial statements

a.   Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the Value Added Tax (VAT) percentage paid on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2018.

FINANCIAL STATEMENTS 2017 NOTES

b.   Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated in caption a) above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2018.

c.   Legal action brought by the Company (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

FINANCIAL STATEMENTS 2017 NOTES

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SEE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the procedural time-limits in this incidental motion, as those in the main proceedings, continue to be suspended.

Conclusion: the Company believes that there exist solid legal arguments to support its claim. It is estimated that this legal action will not be terminated in 2018.

FINANCIAL STATEMENTS 2017 NOTES

Note 9 |    Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	376,419	3,731,034	29,333	4,136,786
Disposals	(162)	(2)	(7,410)	(1,735)	(1,231)	-	-	(10,540)
Transfers	80,785	464,231	1,076,082	345,147	(148,466)	(1,762,715)	(135,973)	(80,909)
Depreciation for the period	(18,489)	(57,073)	(160,934)	(85,059)	(108,751)	-	-	(430,306)
Net amount 12.31.17	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

At 12.31.17
Cost	300,914	2,512,243	7,080,373	2,866,259	1,447,112	5,008,770	55,448	19,271,119
Accumulated depreciation	(72,168)	(674,135)	(2,266,848)	(991,967)	(453,980)	-	-	(4,459,098)
Net amount	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

(1)   As of December 31, 2017, an amount of $ 80.9 million has been transferred to current inventories.

•       During the year ended December 31, 2017, direct costs capitalized amounted to $ 589 million.

•       Financial costs capitalized for the year ended December 31, 2017 amounted to $ 313,7 million.

FINANCIAL STATEMENTS 2017 NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.15
Cost	202,381	1,674,336	4,809,485	2,232,104	1,254,245	2,512,113	188,602	12,873,266
Accumulated depreciation	(56,376)	(576,740)	(2,054,733)	(839,389)	(460,239)	-	-	(3,987,477)
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

Additions	-	-	431	318	134,619	2,551,494	16,387	2,703,249
Disposals	(3,035)	(15,037)	(21,641)	(67)	(686)	-	-	(40,466)
Transfers	37,564	396,416	1,301,966	297,757	32,354	(2,023,156)	(42,901)	-
Depreciation for the period	(13,922)	(48,023)	(129,721)	(74,784)	(85,132)	-	-	(351,582)
Net amount 12.31.16	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

At 12.31.16
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

•       During the year ended December 31, 2016, direct costs capitalized amounted to $ 302.5 million.

•       Financial costs capitalized for the year ended December 31, 2016 amounted to $ 189.7 million.

FINANCIAL STATEMENTS 2017 NOTES

Note 10 |    Financial instruments

Note 10.1 |       Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2016
Assets
Trade receivables	5,678,857	-	-	5,678,857
Other receivables	169,167	60,049	13,848	243,064
Cash and cash equivalents
Cash and Banks	81,305	-	-	81,305
Checks to be deposited	1,555	-	-	1,555
Money market funds	-	-	-	-
Financial assets at fair value through profit or loss:
Government bonds	-	1,239,282	-	1,239,282
Money market funds	-	1,657,976	-	1,657,976
Financial assets at amortized cost through profit or loss:
Government bonds	11,498	-	-	11,498
Total	5,942,382	2,957,307	13,848	8,913,537

As of December 31, 2015
Assets
Trade receivables	3,901,060	-	-	3,901,060
Other receivables	193,110	28,839	7,851	229,800
Cash and cash equivalents
Cash and Banks	194,476	-	-	194,476
Checks to be deposited	2,625	-	-	2,625
Money market funds	-	61,461	-	61,461
Financial assets at fair value through profit or loss:
Government bonds	-	387,279	-	387,279
Derivative financial instruments	-	-	-	-
Money market funds	-	-	-	-
Total	4,291,271	2,084,215	7,851	6,383,337

FINANCIAL STATEMENTS 2017 NOTES

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2016
Liabilities
Trade payables	9,436,203	-	-	9,436,203
Other payables	331,977	-	6,072,646	6,404,623
Borrowings	4,262,871	-	-	4,262,871
Total	14,031,051	-	6,072,646	20,103,697

As of December 31, 2015
Liabilities
Trade payables	7,053,973	-	-	7,053,973
Other payables	344,188	-	4,893,897	5,238,085
Borrowings	2,823,283	-	-	2,823,283
Total	10,221,444	-	4,893,897	15,115,341

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2016
Interest income	272,251	-	272,251
Exchange differences	155,157	-	155,157
Bank fees and expenses	(1,215)	-	(1,215)
Changes in fair value of financial assets	-	321,621	321,621
Adjustment to present value	(292)	-	(292)
Total	425,901	321,621	747,522

As of December 31, 2015
Interest income	196,754	-	196,754
Exchange differences	96,701	3,164	99,865
Bank fees and expenses	(3,217)	-	(3,217)
Changes in fair value of financial assets	-	424,099	424,099
Adjustment to present value	(263)	3,147	2,884
Total	289,975	430,410	720,385

FINANCIAL STATEMENTS 2017 NOTES

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2016
Interest expense	(1,540,247)	-	(1,540,247)
Other financial results	(41,274)	-	(41,274)
Bank fees and expenses	-	-	-
Exchange differences	(537,161)	-	(537,161)
Total	(2,118,682)	-	(2,118,682)

As of December 31, 2015
Interest expense	(1,441,665)	-	(1,441,665)
Other financial results	(36,783)	-	(36,783)
Exchange differences	(517,573)	-	(517,573)
Net gain from the repurchase of Corporate Notes	-	-	-
Total	(1,995,979)	-	(1,995,979)

Note 10.2 |          Credit quality of financial assets

The credit quality of financial assets can be assessed based on external credit ratings or historical information:

	12.31.17	12.31.16
Customers with no external credit rating:
Group 1 (i)	5,070,859	3,479,399
Group 2 (ii)	230,087	121,206
Group 3 (iii)	377,911	300,455
Total trade receivables	5,678,857	3,901,060

                   (i)          Relates to customers with debt to become due.

                  (ii)          Relates to customers with past due debt from 0 to 3 months.

                 (iii)          Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

FINANCIAL STATEMENTS 2017 NOTES

Note 11 | Other receivables

	Note	12.31.17	12.31.16
Non-current:
		-	-
Financial credit		37,019	43,636
Related parties	36.d	5,428	6,856
Total Non-current		42,447	50,492

Current:
Prepaid expenses		4,986	3,589
Advances to suppliers		6,631	2,561
Advances to personnel		2,230	1,701
Security deposits		10,327	8,385
Financial credit		11,621	40,461
Receivables from electric activities		114,561	142,979
Related parties	36.d	1,093	766
Judicial deposits		16,115	13,546
Other		6	19
Allowance for the impairment of other receivables		(27,002)	(34,699)
Total Current		200,617	179,308

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.17	12.31.16
Balance at beginning of year	34,699	17,752
Increase	-	16,947
Recovery	(7,697)	-
Balance at end of the period	27,002	34,699

The aging analysis of these other receivables is as follows:

	12.31.17	12.31.16
Without expiry date	26,769	21,931
Past due	87,564	108,299
Up to 3 months	75,011	17,024
From 3 to 6 months	5,701	12,062
From 6 to 9 months	2,843	10,053
From 9 to 12 months	2,729	9,939
More than 12 months	42,447	50,492
Total other receivables	243,064	229,800

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

ESTADOS FINANCIEROS 2017 NOTES

Note 12 | Trade receivables

	12.31.17	12.31.16
Current:
Sales of electricity - Billed	2,952,780	2,522,265
Sales of electricity – Unbilled	2,982,677	1,582,591
Framework Agreement	156,412	10,938
Fee payable for the expansion of the transportation and others	22,994	22,397
Receivables in litigation	22,847	22,551
Allowance for the impairment of trade receivables	(458,853)	(259,682)
Total Current	5,678,857	3,901,060

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.17	12.31.16
Balance at beginning of year	259,682	79,361
Increase	242,750	210,745
Decrease	(43,579)	(30,424)
Balance at end of the period	458,853	259,682

The aging analysis of these trade receivables is as follows:

	12.31.17	12.31.16
Not due	156,412	8,222
Past due	560,080	421,661
Up to 3 months	4,914,447	3,471,177
Total other receivables	5,630,939	3,901,060

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.17
Contingencies	532,110
change	25,339

-       5% decrease in the uncollectibility rate estimate

12.31.17
Contingencies	481,432
change	(25,339)

ESTADOS FINANCIEROS 2017 NOTES

Note 13 | Financial assets at fair value through profit or loss

	12.31.17	12.31.16

Current
Government bonds	1,239,282	387,279
Money market funds	1,657,976	1,606,636
Total current	2,897,258	1,993,915

Note 14 | Financial assets at amortized cost

	12.31.17	12.31.16
Non-current
Government bonds	-	44,429
Total Non-current	-	44,429

Current
Government bonds	11,498	1,511
Total Non-current	11,498	1,511

Note 15 |    Inventories

	12.31.17	12.31.16
Current
Supplies and spare-parts	351,106	230,291
Advance to suppliers	40,798	57,519
Total inventories	391,904	287,810

Note 16 | Cash and cash equivalents

	12.31.17	12.31.16
Cash and banks	82,860	197,101
Money market funds	-	61,461
Total cash and cash equivalents	82,860	258,562

Note 17 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2015	1,314,518	3,452	1,317,970

Balance at December 31, 2016	1,314,518	3,452	1,317,970
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	-	28,113	28,113
Balance at December 31, 2017	1,314,518	31,565	1,346,083

As of December 31, 2017, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

No changes have occurred in the Company’s Share Capital structure in the last three fiscal years.

ESTADOS FINANCIEROS 2017 NOTES

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, with the SEC’s prior approval, the Company’s ADSs (American Depositary Shares), each representing 20 common shares of the Company, began to be traded on the NYSE (New York Stock Exchange) as from April 24, 2007.

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.1 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On April 18, 2017, the Company held the Annual General Meeting that resolved by majority vote approve the allocation of own shares in portfolio to the implementation of the long-term incentive plan in favor of personnel dependent on company under the terms of article 67 of Ley de Mercado de Capitales No. 26,831.

At December 31, 2017, the Company owns 7,794,168 shares, 1,618,332 shares were delivered as additional remuneration in favor of executive directors and managers for special processes developed during the year 2016 (Note 25).

Note 18 | Allocation of profits

Clause 7.4 of the Adjustment Agreement provided that during the Transition period the Company could not distribute dividends without the Regulatory Entity’s prior authorization. This transition period ended on January 31, 2017 with the implementation of the RTI, ENRE Resolution No. 63/17. Therefore, in the Company’s opinion there exists no regulatory restriction on the distribution of dividends.

If the Company’s Level of Indebtedness were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply. At the date of issuance of these financial statements, the Company's level of indebtedness is 1.43.

ESTADOS FINANCIEROS 2017 NOTES

Note 19 | Trade payables

		12.31.17	12.31.16
Non-current
Customer guarantees		100,469	83,045
Customer contributions		79,979	98,167
Funding contributions - substations		60,452	51,700
Total Non-current		240,900	232,912

Current
Payables for purchase of electricity - CAMMESA		3,047,128	2,956,726
Provision for unbilled electricity purchases - CAMMESA		4,547,990	2,512,800
Suppliers		1,351,575	958,460
Advance to customer		149,069	287,120
Customer contributions		18,764	46,589
Discounts to customers		37,372	37,372
Funding contributions - substations		8,384	21,790
Related parties	36.d	35,021	204
Total Current		9,195,303	6,821,061

The fair values of non-current customer contributions as of December 31, 2017 and 2016 amount to $ 89.6 million and $ 95.7 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The applicable fair value category is Level 3.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 20 | Other payables

	Note	12.31.17	12.31.16
Non-current
Loans (mutuum) with CAMMESA		1,885,093	1,346,807
ENRE penalties and discounts		3,885,767	3,477,351
Liability with FOTAE		190,179	172,991
Payment agreements with ENRE		73,189	106,177
Total Non-current		6,034,228	5,103,326

Current
ENRE penalties and discounts		288,210	56,164
Related parties	36.d	5,253	4,756
Advances for works to be performed		13,576	13,575
Payment agreements with ENRE		63,356	60,264
Total Current		370,395	134,759

The carrying amount of the Company’s other financial payables approximates their fair value.

ESTADOS FINANCIEROS 2017 NOTES

Note 21 |    Deferred revenue

	12.31.17	12.31.16
Non-current
Nonrefundable customer contributions	194,629	199,990
Total Non-current	194,629	199,990

	12.31.17	12.31.16
Current
Nonrefundable customer contributions	3,360	764
Total Current	3,360	764

Note 22 | Borrowings

	12.31.17	12.31.16
Non-current
Corporate notes (1)	3,259,216	2,769,599
Borrowing	932,450	-
Total non-current	4,191,666	2,769,599

Current
Interest from corporate notes	62,236	53,684
Interest from borrowing	8,969	-
Total current	71,205	53,684

(1)   Net of debt issuance, repurchase and redemption expenses.

On October 11, 2017, the Company was granted a 36-month term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch, for an amount of USD 50 million. The proceeds of the loan will be used to finance the Company’s investment plan and working capital, making it possible to partially offset the impact generated by the deferral of income mentioned in Note 2.a). Furthermore, it must be pointed out that such loan constitutes an “Allowed Indebtedness” within the limits stipulated in the Corporate Notes due 2022.

The fair values of the Company’s non-current borrowings (Corporate Notes) as of December 31, 2017 and 2016 amount approximately to $ 3.6 billion and $ 2.9 billion, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

The Company’s borrowings are denominated in the following currencies:

	12.31.17	12.31.16
US dollars	4,262,871	2,823,283
	4,262,871	2,823,283

ESTADOS FINANCIEROS 2017 NOTES

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.17	12.31.16
Fixed rate
Less than 1 year	62,236	53,684
From 2 to 5 years	3,259,216	-
More than 5 years	-	2,769,599
Total Fixed rate	3,321,452	2,823,283
Variable rate
Less than 1 year	8,969	-
From 1 to 2 years	466,225	-
From 2 to 5 years	466,225	-
Total Variable rate	941,419	-
	4,262,871	2,823,283

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.17	12.31.16
Balance at beginnig of the year	2,823,283	2,509,773
Proceeds from borrowings	870,900	-
Payment of borrowings' interests	(283,423)	(265,950)
Repurchase of Corporate Notes by the trust	-	(4,866)
Paid from repurchase of Corporate Notes	-	(221,846)
Gain from repurchase of Corporate Notes	-	(42)
Exchange diference and interest accrued	578,236	791,516
Cost capitalized	273,875	14,698
Balance at the end of period	4,262,871	2,823,283

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.16	Debt repurchase	Debt structure at 12.31.17	At 12.31.17
Fixed Rate Par Note	9	9.75	2022	171.87	-	171.87	3,259.22
Total				171.87	-	171.87	3,259.22

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.15	Debt repurchase	Debt structure at 12.31.16	At 12.31.16
Fixed Rate Par Note	7	10.50	2017	14.76	(14.76)	-	-
Fixed Rate Par Note	9	9.75	2022	172.17	(0.30)	171.87	2,769.60
Total				186.93	(15.06)	171.87	2,769.60

ESTADOS FINANCIEROS 2017 NOTES

The main covenants are the following:

                 i.   Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

                ii.   Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- the Company’s long-term debt rating is raised to Investment Grade, or the Company’s Level of Indebtedness is equal to or lower than 3.

- If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the Company's level of indebtedness is 1.43.

Note 23 | Salaries and social security taxes

a.     Salaries and social security taxes payable

	12.31.17	12.31.16
Non-current
Early retirements payable	3,359	5,149
Seniority-based bonus	116,296	89,168
Total non-current	119,655	94,317

Current
Salaries payable and provisions	1,064,106	912,275
Social security payable	151,137	115,793
Early retirements payable	4,808	4,119
Total current	1,220,051	1,032,187

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	12.31.17	12.31.16
Salaries	2,998,531	2,539,345
Social security taxes	1,166,095	987,523
Total salaries and social security taxes	4,164,626	3,526,868

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2017 and 2016 amount to $ 4.8 million and $ 4.1 million (current) and $ 3.4 million and $ 5.1 million (non-current), respectively.

ESTADOS FINANCIEROS 2017 NOTES

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2017 and 2016, the related liabilities amount to $ 116.3 million and $ 89.2 million, respectively.

As of December 31, 2017 and 2016, the number of employees amounts to 4,789 and 4,746, respectively.

Note 24 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under the retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for non-unionized personnel.

	12.31.17	12.31.16
Non-current	323,564	266,087
Current	31,407	33,370
Total Benefit plans	354,971	299,457

The detail of the benefit plan obligations as of December 31, 2017 and 2016 is as follows:

	12.31.17	12.31.16
Benefit payment obligations at beginning	299,457	232,677
Current service cost	28,783	23,277
Interest cost	79,006	82,128
Actuarial losses	(13,962)	(7,817)
Benefits paid to participating employees	(38,313)	(30,808)
Benefit payment obligations at period end	354,971	299,457

As of December 31, 2017 and 2016, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.17	12.31.16
Cost	28,783	23,277
Interest	79,006	82,128
Actuarial results - Other comprehensive loss	(13,962)	(7,817)
	93,827	97,588

ESTADOS FINANCIEROS 2017 NOTES

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.17	12.31.16
Discount rate	5%	5%
Salary increase	1%	1%
Inflation	18%	21%

Sensitivity analysis:

12.31.2017
Discount Rate: 4%
Obligation	388,877
Variation	33,906
10%

Discount Rate: 6%
Obligation	326,052
Variation	(28,919)
(8%)

Salary Increase : 0%
Obligation	324,763
Variation	(30,208)
(9%)

Salary Increase: 2%
Obligation	389,912
Variation	34,941
10%

The expected payments of benefits are as follow:

	In 2018	In 2019	In 2020	In 2021	Between 2022 to 2028
At December 31, 2017
Benefit payment obligations	31,407	5,571	6,266	5,983	10,371

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

ESTADOS FINANCIEROS 2017 NOTES

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined considering all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2017.

These benefits do not apply to key management personnel.

Note 25 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets, after the effort made by the directors in the negotiation of the RTI The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017 (Note 44).

At the date of issuance of these financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

ESTADOS FINANCIEROS 2017 NOTES

Note 26 | Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.16	Charged to profit and loss	Charged to other comprenhensive income	12.31.17
Deferred tax assets
Tax loss carryforward	4,172	(4,172)	-	-
Inventories	5,093	(703)	-	4,390
Trade receivables and other receivables	138,816	(28,775)	-	110,041
Trade payables and other payables	1,123,556	58,759	-	1,182,315
Salaries and social security taxes payable	24,500	10,115	-	34,615
Benefit plans	104,810	(9,610)	(4,887)	90,313
Tax liabilities	15,734	(3,377)	-	12,357
Provisions	150,244	58,560	-	208,804
Deferred tax asset	1,566,925	80,797	(4,887)	1,642,835

Deferred tax liabilities:
Property, plant and equipment	(499,142)	60,074	-	(439,068)
Financial assets at fair value through profit or loss	(40,351)	29,073	-	(11,278)
Borrowings	(8,414)	2,946	-	(5,468)
Deferred tax liability	(547,907)	92,093	-	(455,814)

Net deferred tax (liabilities) assets	1,019,018	172,890	(4,887)	1,187,021

	12.31.15	Charged to profit and loss	Charged to other comprenhensive income	12.31.16
Deferred tax assets		4,172	-	4,172
Inventories	309	4,784	-	5,093
Trade receivables and other receivables	41,329	97,487	-	138,816
Trade payables and other payables	332,939	790,617	-	1,123,556
Salaries and social security taxes payable	18,923	5,577	-	24,500
Benefit plans	81,437	26,109	(2,736)	104,810
Tax liabilities	14,466	1,268	-	15,734
Provisions	115,522	34,722	-	150,244
Deferred tax asset	604,925	964,736	(2,736)	1,566,925

Deferred tax liabilities:
Property, plant and equipment	(505,528)	6,386	-	(499,142)
Financial assets at fair value through profit or loss	(39,608)	(743)	-	(40,351)
Borrowings	(9,741)	1,327	-	(8,414)
Deferred tax liability	(554,877)	6,970	-	(547,907)

Net deferred tax (liabilities) assets	50,048	971,706	(2,736)	1,019,018

ESTADOS FINANCIEROS 2017 NOTES

	12.31.17	12.31.16
Deferred tax assets:
To be recover in less than 12 moths	1,301,162	432,952
To be recover in more than 12 moths	341,673	1,135,858
Deferred tax asset	1,642,835	1,568,810

Deferred tax liabilities:
To be recover in less than 12 moths	(81,733)	(155,064)
To be recover in more than 12 moths	(374,081)	(394,728)
Deferred tax liability	(455,814)	(549,792)

Net deferred tax assets (liabilities)	1,187,021	1,019,018

Furthermore, the Company has recognized the Tax on minimum presumed income accrued in the year and paid in prior fiscal years as a receivable because it estimates that it may be computed as a payment on account of income tax in future fiscal years.

The receivable from the Minimum presumed income tax for an amount of $ 64.4 million is disclosed netting in the Income tax/tax on minimum presumed income payable, net account.

The detail of the minimum presumed income receivable is as follows:

Minimum presumed income tax credit	12.31.17	Year of expiration
2012	20,506	2022
2013	43,950	2023
2016	-	2026
	64,456

ESTADOS FINANCIEROS 2017 NOTES

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes:

	12.31.17	12.31.16
Deferred tax	172,890	971,706
Current tax	(610,857)	(243,666)
Difference between provision and tax return	(3,183)	15,022
Income tax expense	(441,150)	743,062

Argentine Tax Reform

On December 29, 2017 the National Executive Branch passed Act No. 27430 – Income Tax. This Act introduced several modifications in the income tax treatment, the key components of which are described below:

Income tax ratet: he income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

Tax on dividends: The tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, will be subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 will be subject to a 13% withholding.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

Optional tax and accounting revaluation: the Act provides that Companies may opt to make a tax revaluation of assets located in the country and subject to the generation of taxable earnings. The special tax on the revaluation amount depends on the asset, and will amount to 8% for real estate not accounted for as inventories, 15% for real estate accounted for as inventories, and 10 % for personal property and other assets. Once the option is exercised for a certain asset, all assets within the same category should be revalued. The tax result from the revaluation will not be subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax.

The Company is currently analyzing the impact of the above-mentioned option.

Tax deduction update: the adjustment of acquisitions or investments made in fiscal years beginning as from January 1, 2018 will increase the deductible depreciation and its computable cost in case of sale.

	12.31.17	12.31.16
Profit (Loss) for the year before taxes	1,123,340	(1,931,710)
Applicable tax rate	35%	35%
(Loss) Profit for the year at the tax rate	(393,169)	676,099
(Loss) Gain from interest in joint ventures	(4)	1
Non-taxable income	115,661	69,368
Other	(248)	(1)
Difference between provision and tax return	165	(2,405)
Unrecognized net deferred tax assets/liabilities (1)	(163,555)	-
Income tax expense	(441,150)	743,062

(1)   Corresponds to the effect of applying deferred tax assets and

ESTADOS FINANCIEROS 2017 NOTES

liabilities changes in income tax gains according to the tax reform detailed in the previous function in the year expected to perform them.

ESTADOS FINANCIEROS 2017 NOTES

Note 27 |        Income tax / tax on minimum presumed income payable, net

	12.31.17	12.31.16
Current
Tax payable 2017	618,293	243,666
Total Tax payable	618,293	243,666
Tax on minimum national income tax payable, net		(64,456)
Tax withholdings	(151,610)	(24,005)
Total current	466,683	155,205

Note 28 | Tax liabilities

	12.31.17	12.31.16
Non-current
Tax regularization plan	-	680
Total Non-current	-	680

Current
Provincial, municipal and federal contributions and taxes		377,430
VAT payable	493,151	725,553
Tax withholdings	88,781	78,909
SUSS withholdings	3,515	2,785
Municipal taxes	68,457	57,832
Tax regularization plan	1,519	1,979
Total Current	1,053,455	1,244,488

ESTADOS FINANCIEROS 2017 NOTES

Note 29 |    Lease of use

•         As leasee

The features that these leases of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the leases of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating leases of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2017 and 2016, future minimum payments with respect to operating leases of use are as follow:

	12.31.17	12.31.16
2017	-	40,639
2018	84,319	7,649
2019	84,402	9,495
2020	35,348	5,700
2021	3,113	1,850
Total future minimum lease payments	207,182	65,333

Total expenses for operating assignments of use for the years ended December 31, 2017 and 2016 are as follow:

	12.31.17	12.31.16
Total lease expenses	85,399	68,483

•         As lessor

The Company has entered into operating lease of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2017 and 2016, future minimum collections with respect to operating lease of use are as follow:

	12.31.17	12.31.16
2017	137,004	108,743
2018	136,900	108,511
2019	131,258	103,090
Total future minimum lease collections	405,162	320,344

Total income from operating assignments of use for the years ended December 31, 2017 and 2016 is as follows:

	12.31.17	12.31.16
Total lease income	130,851	108,228

ESTADOS FINANCIEROS 2017 NOTES

Note 30 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.15	259,573	70,489

Increases	81,787	69,260
Decreases	(3)	(51,837)
At 12.31.16	341,357	87,912

Increases	256,733	81,256
Decreases	(3)	(39,910)
At 12.31.17	598,087	129,258

Note 31 | Revenue from sales

	12.31.17	12.31.16
Sales of electricity	24,171,502	12,952,666
Right of use on poles	130,851	108,228
Connection charges	30,432	15,893
Reconnection charges	7,217	2,822
Total Revenue from sales	24,340,002	13,079,609

Note 32 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	3,061,601	543,770	559,255	4,164,626
Pension plans	79,240	14,074	14,475	107,789
Communications expenses	33,951	176,949	14,061	224,961
Allowance for the impairment of trade and other receivables	-	235,053	-	235,053
Supplies consumption	294,117	-	46,985	341,102
Leases and insurance	396	-	111,480	111,876
Security service	88,220	1,217	78,925	168,362
Fees and remuneration for services	667,962	544,453	498,077	1,710,492
Public relations and marketing	-	-	35,966	35,966
Advertising and sponsorship	-	-	18,528	18,528
Reimbursements to personnel	55	34	497	586
Depreciation of property, plants and equipments	348,603	55,113	26,590	430,306
Directors and Supervisory Committee members’ fees	-	-	13,080	13,080
ENRE penalties (1)	254,127	265,592	-	519,719
Taxes and charges	-	242,493	19,613	262,106
Other	635	168	13,104	13,907
At 12.31.17	4,828,907	2,078,916	1,450,636	8,358,459

(1)     Transmission and distribution expenses include recovery for $ 413.7 million (Note 2.e) net of the charge for the year for $ 933.4 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 589 million.

ESTADOS FINANCIEROS 2017 NOTES

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,586,293	437,863	502,712	3,526,868
Pension plans	77,295	13,086	15,024	105,405
Communications expenses	25,072	128,963	10,423	164,458
Allowance for the impairment of trade and other receivables	-	227,692	-	227,692
Supplies consumption	276,201	-	34,571	310,772
Leases and insurance	436	-	87,791	88,227
Security service	67,541	11,485	43,636	122,662
Fees and remuneration for services	453,738	468,516	394,373	1,316,627
Public relations and marketing	-	-	18,955	18,955
Advertising and sponsorship	-	-	9,765	9,765
Reimbursements to personnel	904	170	774	1,848
Depreciation of property, plants and equipments	284,786	49,334	17,462	351,582
Directors and Supervisory Committee members’ fees	-	-	5,999	5,999
ENRE penalties	2,374,242	182,422	-	2,556,664
Taxes and charges	-	97,028	14,686	111,714
Other	706	137	6,154	6,997
At 12.31.16	6,147,214	1,616,696	1,162,325	8,926,235

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2016 for $ 302.5 million.

Note 33 | Other operating expense, net

		12.31.17	12.31.16
Other operating income
Services provided to third parties		53,367	62,495
Commissions on municipal taxes collection		31,686	21,441
Related parties	36.a	4,381	500
Income from non-reimbursable customer contributions		2,764	764
Others		4,859	2,726
Total other operating income		97,057	87,926

Other operating expense
Gratifications for services		(49,203)	(35,442)
Cost for services provided to third parties		(37,061)	(31,946)
Severance paid		(17,382)	(15,697)
Debit and Credit Tax		(293,913)	(156,152)
Other expenses - FOCEDE		-	(14,653)
Provision for contingencies		(337,989)	(151,047)
Disposals of property, plant and equipment		(10,540)	(40,466)
Other		(12,391)	(18,543)
Total other operating expense		(758,479)	(463,946)
Other operating expense, net		(661,422)	(376,020)

ESTADOS FINANCIEROS 2017 NOTES

Note 34 | Net financial expense

	12.31.17	12.31.16
Financial income
Commercial interest	106,581	134,092
Financial interest	165,670	62,662
Total financial income	272,251	196,754

Financial expenses
Interest and other (1)	(491,570)	(410,940)
Fiscal interest	(18,690)	(9,837)
Commercial interest	(1,029,987)	(1,020,888)
Bank fees and expenses	(1,215)	(3,217)
Total financial expenses	(1,541,462)	(1,444,882)

Other financial results
Exchange differences	(382,004)	(417,708)
Adjustment to present value of receivables	(292)	2,884
Changes in fair value of financial assets (2)	321,621	424,099
Net gain from the repurchase of Corporate Notes		42
Other financial expense	(41,274)	(36,783)
Total other financial expense	(101,949)	(27,466)
Total net financial expense	(1,371,160)	(1,275,594)

(1)   Net of interest capitalized as of December 31, 2017 and 2016 for $ 313,7 million and $ 189.7 million, respectively.

(2)   Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2017 and 2016 for $ 25.3 million and $ 19.9 million, respectively.

Note 35 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the profit/(loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2017 and 2016, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.17	12.31.16
Profit (Loss) for the year attributable to the owners of the Company	682,190	(1,188,648)
Weighted average number of common shares outstanding	898,280	897,043
Basic and diluted profit (loss) earnings per share – in pesos	0.76	(1.33)

ESTADOS FINANCIEROS 2017 NOTES

Note 36 | Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	12.31.17	12.31.16

CYCSA	Claim to use poles	-	9,598
PESA	Electrical assembly service	1,494	-
	Reimbursement expenses	2,887	-
Transener	Reimbursement expenses	-	200
Transba	Reimbursement expenses	-	300
		4,381	10,298

b.         Expense

Company	Concept	12.31.17	12.31.16

EASA (Note 43)	Technical advisory services on financial matters	(41,274)	(36,708)
SACME	Operation and oversight of the electric power transmission system	(46,703)	(35,436)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(593)	(3,454)
PYSSA	Financial and granting of loan services to customers	-	(21)
OSV	Hiring life insurance for staff	(12,844)	(6,227)
ABELOVICH, POLANO & ASOC.	Legal fees	(482)	-
		(101,896)	(81,846)

c.         Key Management personnel’s remuneration

	12.31.17	12.31.16
Salaries	169,749	124,386
	169,749	124,386

•            The balances with related parties are as follow:

d.         Receivables and payables

	12.31.17	12.31.16
Other receivables - Non current
SACME	5,428	6,856
	5,428	6,856

Other receivables - Current
SACME	766	766
PESA	327	-
	1,093	766

Trade payables
OSV	(54)	-
EASA (Note 43)	(34,967)	-
PYSSA	-	(204)
	(35,021)	(204)

Other payables
SACME	(5,253)	(4,756)
	(5,253)	(4,756)

ESTADOS FINANCIEROS 2017 NOTES

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2016, the ANSES holds Corporate Notes of the Company due in 2022 for $ 317 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2017 are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and CYCSA entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Executive Order 764/00 of the PEN, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

As from December 1, 2016, CYCSA is no longer a related party.

(b)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor S.A. and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor S.A. and Edesur S.A.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by Edenor S.A. and 6,000 Class II shares are owned by Edesur S.A.

The operating costs borne by the Company during fiscal year 2017 amounted to $ 46,7 million.

ESTADOS FINANCIEROS 2017 NOTES

(c)   Agreement with EASA (Note 43)

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into Pampa Energía S.A., the amount stipulated in the agreement in consideration of the services will be paid to the acquiring and surviving company/companies of EASA.

(d)   Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at the Board meeting held on March 8, 2016, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2017 amounted to $ 12.8 million.

The ultimate controlling company of Edenor S.A. is PESA (Note 43).

Note 37 |        Trust for the Management of Electric Power Transmission Works

Due to the constant increase recorded in the demand for electricity during 2005, the SEE, by means of Resolution No. 1,875/05, provided that the interconnection works through an underground power cable at 220 kV between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary and required not only the execution of expansion works but also new layout-designs of the High-Voltage subsystems of Edenor S.A. and Edesur S.A.’s networks. In addition, it provided that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution No. 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SEE Resolution No. 1/03, which acts as the link among CAMMESA, the Contracting Distribution Companies and the companies that had been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, on January 15, 2015, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution No. 1,875/05. Consequently, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized.

ESTADOS FINANCIEROS 2017 NOTES

As of December 31, 2015, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges. As of December 31, 2017 and 2016, the contribution of $ 190.2 million and $ 173 million, respectively, was pending, a debt which is disclosed in the Other payables account of non-current liabilities.

Note 38 |        Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “Exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by the Company.

The financed amount of $ 54.4 million will be reimbursed by the Company in 72 monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2017, the Company recorded $ 56.4 million as non-current deferred revenue and $ 80 million as non-current trade payables – Customer contributions.

Note 39 |        Construction works - San Miguel and San Martín Transformer Centers

During 2015, the Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works, whose ownership was assigned to the Company, were carried out by the Company with the contributions made by ENARSA. As of December 31, 2017, the Company continues to recognize liabilities for this concept in the Deferred revenue account for $ 0.5 millon.

Note 40 |        Agreement for the execution of works - La Matanza Municipality

In April 2015, the Company and La Matanza Municipality entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.8 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for the Company to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof.

ESTADOS FINANCIEROS 2017 NOTES

The Public Works Secretariat of the MPFIPyS agrees to provide financial assistance to La Matanza Municipality, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2017, the Company recorded $ 59.1 million as non-current deferred revenue.

Note 41 |        Request for Removal of facilities to carry out expansion works in Jorge Newbery Airport Southern Head Station

In December 2013, the Company and the ANAC entered into an agreement for the removal of High, Medium and Low Voltage facilities.

The ANAC requires of Edenor S.A. the rectification of a 3.9 km-long section of a 132 kV cable that links Nuevo Puerto Sub-station with Libertador and Vicente López Sub-stations, the rectification of a 2.35 km-long section of a 27.5 kV cable that links Nuevo Puerto and Puerto Nuevo Sub-stations with AySA and Jorge Newbery Airport, the rectification of a 5.5 km-long section of a 13.2 kV cable, the moving of 3 Medium-to-Low Voltage transformer centers, and the laying of 3.1 km of Low-voltage cable.

It was agreed that the ANAC would contribute the funds, subject to the progress of the works, for a total of $ 60.4 million (which includes indirect costs but does not include taxes, VAT, or the Municipal contribution).

As of December 31, 2017, the Company recorded $ 51.4 million as non-current deferred revenue.

Note 42 |        Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

ESTADOS FINANCIEROS 2017 NOTES

Note 43 | Parent company merger process

The Company has been informed that the Board of Directors of EASA, the parent company, at its meeting of March 29, 2017 approved, subject to the approval of both the respective shareholders’ meetings and the control authorities, the merger of EASA and IEASA (the latter being EASA’s majority shareholder) as the acquired companies, which will be dissolved without liquidation, with and into CTLL, as the acquiring and surviving company, aimed at obtaining operational and economic advantages related to the achievement of greater operating efficiency and the optimized use of both the available resources and the technical, administrative and financial structures, within the framework of a global corporate reorganization plan of the entire Pampa Energía Group.

To this end, the Preliminary Merger Agreement and the Consolidated Merger Statement of Financial Position have been approved. It must be pointed out that CTLL, the acquiring and surviving company, as well as EASA and IEASA, the acquired companies, belong to the same control group inasmuch as Pampa Energía is the direct and/or indirect controlling shareholder of all of them.

In compliance with applicable regulations, on March 30, 2017, the Company and EASA informed the ENRE and requested its authorization. The ENRE, by means of Board of Directors’ Resolution No. 347 dated August 11, 2017, decided by majority of votes to deny the request for authorization submitted by the Company and its parent EASA. In due time and in proper manner, the Company has appealed such Resolution to the SEE on the grounds that it is not in accordance with the law.

         Furthermore, on June 26, 2017, the Board of Directors of PESA instructed that company’s Management to begin the tasks that would allow for the assessment of the benefits of a merger process between PESA, as the acquiring company, and certain companies of the group, as the acquired companies.

         On September 22, 2017, the Board of Directors of PESA approved the merger of BLL, CTG, CTLL (the acquiring company of EASA), EG3 Red, INDISA, INNISA, IPB, PPII, Transelec, and PEPASA, as the acquired or absorbed companies, into PESA, as the acquiring or absorbing company, under the terms of tax neutrality (tax-free reorganization) pursuant to section 77 and following sections of the Income Tax Law. October 1, 2017 was established as the effective date of the merger, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming incorporated into the acquiring company’s equity; all that subject to the corporate approvals required under the applicable regulations and the registration with the Public Registry of Commerce of both the merger and the dissolution without liquidation of the acquired companies.

On December 26, 2017, resolution No. 2017-501-APN-MEM, which approves the request for authorization to modify the Company holding Edenor S.A.’s class “A” shares, was notified.

On January 18, 2018, the merger of IEASA and EASA with and into CTLL was unanimously approved by the shareholders’ meeting of CTLL, whereat it was expressly stated that from the date of the shareholders’ meeting and until the date of registration of the definitive merger agreement with the corresponding public registries, the Board of Directors of CTLL would be in charge of the management of EASA and IEASA, with the managing bodies of the Acquired companies being suspended under the provisions of section 84 of the Business Organizations Law of Ley General de Sociedades.

The Acquiring company and the Acquired companies are currently taking all the necessary steps before the corresponding bodies in order to obtain the registrations and authorizations necessary for the Acquiring company to operate as the surviving company of the merger.

ESTADOS FINANCIEROS 2017 NOTES

Note 44 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 18, 2017 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements as of December 31, 2016;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with the remuneration thereof;

-       To appoint the authorities and the external auditors for the current fiscal year;

-       To approve the use of the treasury shares for the implementation of the long-term incentive plan in favor of certain key personnel (Note 26);

-       Not to carry out the share capital reduction, deferring it and instructing the Board of Directors to call an Extraordinary Shareholders’ Meeting in order to deal with this issue if, as a consequence of the results of operations for the quarters ending March 31 and June 30, 2017, the Company continued to be subject to complying with the mandatory share capital reduction.

Note 45 | Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish published in Argentina”

Report of Independent Auditors

To the Board of Directors, President and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Report on financial statements

We have audited the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.), including the statement of financial position as of December 31, 2017, the related statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

The amounts and other information related to fiscal year 2016 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and reasonable presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework, and incorporated by the National Securities Commission (CNV) to its regulations, as they were approved by the International Accounting Standards Board (IASB). Company´s Board of Directors is also responsible for the existence of internal control that it deems necessary to enable the preparation of financial statements free of material misstatement due to errors or irregularities. Our responsibility is to express an opinion on these financial statements based on our audit with the scope detailed in paragraph "Auditors´ Responsibility”.

Auditors´ responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We have performed our examination in agreement with International Standards on Auditing, as adopted in Argentina by FACPCE through Technical Pronouncement No. 32 and its pertinent Adoption Memoranda. These standards require that we comply with ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement in the financial statements due to fraud or error. In making this risk assessment, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company's financial statements in order to design audit procedures that are appropriate, depending on the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control.

An audit also includes evaluating the appropriateness of accounting policies applied, the reasonableness of significant estimates made by Company´s management and presentation of the financial statements as a whole.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material aspects, the financial position of Edenor S.A. as of December 31, 2017, its comprehensive income and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A.

Report on compliance with current regulations

In compliance with regulations in force, we report that:

a)            the financial statements of Edenor S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)           the financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)            we have read the summary of activity and the additional information to the notes to the financial statements  required by Section 12, Chapter III, Title IV of CNV regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)           as of December 31, 2017 the liabilities accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to $ 123.522.714, which were not yet due at that date;

e)            as required by Article 21, subsection e), Chapter III, Section VI, Title II of the regulations of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2017 account for:

e.1)         96.5% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)        9,1% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3)        9% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)             we have applied the anti-money laundering and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 7, 2018.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Sergio Cravero (Partner)

SUPERVISORY COMMITTEE MINUTES No. 285

In the City of Buenos Aires, on the 7th day of the month of March of 2018, the undersigned members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) (the “Company”), meet at Del Libertador Avenue 6363, 11th floor. At 1 p.m., the legally and statutorily required quorum being present, Dr. José Daniel Abelovich, member and president of the Supervisory Committee, calls the meeting to order and deals with the first item of the Agenda: 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017. Dr. Abelovich states that as the Supervisory Committee members have been duly provided with the documentation related to the year under consideration, together with the external auditor’s report, this Committee has examined the report, together with the other documentation, including the supporting documentation of the work performed by said auditors, whose criteria are shared by this Committee. Furthermore, Accountant Victor Ruiz, whose presence the Company has requested, elaborates on the transcription process to the registered books the Company carries out after the final approval by the Board of Directors of the financial statements under consideration. As a result of the analysis performed by the members of the Supervisory Committee, and given the knowledge all its members possess concerning the documentation and the actions taken by the corporate bodies, among which the review of the Executive Committee’s Minutes Book is included, Dr. Abelovich proposes that all the actions taken be approved. Upon brief discussion, the motion is unanimously approved.  The President then puts under consideration of those present the SECOND ITEM of the Agenda: 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF. Dr. Abelovich states that it is necessary to issue a Committee’s Report and puts under consideration of those present a draft version of the report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with the provisions of both section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”), which comprise the statement of financial position as of December 31, 2017, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information. Additionally, we have performed a review of the Board of Directors Annual Report for the fiscal year ended December 31, 2017. The amounts and other information related to fiscal year 2016 are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements

Directors’ Responsibility

The Company’s Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”) adopted by the Argentine Federation of Professional Councils in Economic Sciences (hereinafter “FACPCE”) as the applicable accounting standards and incorporated by the CNV into its regulations, as such standards were approved by the International Accounting Standards Board. Additionally, the Board of Directors is responsible for such internal control as it determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to issue a conclusion based on the review performed with the scope detailed in paragraph “Scope of our review”.

Scope of our review

We have performed our review in accordance with current regulations, which require that the financial statements be examined in accordance with generally accepted auditing standards and that such review include verification of the reasonableness of the significant information contained in the documents subject to the review and its consistency with the information on corporate decisions of which we have become aware, laid down in Board of Directors and Shareholders’ Meetings minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company’s external auditors, Price Waterhouse & Co. S.R.L, who on March 7, 2018 issued their report. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Company, as well as evaluating the overall financial statement presentation.

We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Furthermore, in relation to the Board of Directors Annual Report for the year ended December 31, 2017, we have verified that it contains the information required by section No. 66 of Law No. 19,550, and, as to matters within our field of competence, that the numerical data included therein agree with the Company’s accounting records and other pertinent documentation.

Opinion

Based on the review performed, with the scope described above, we report that:

a)   in our opinion, the financial statements mentioned in the first paragraph of this report present fairly, in all material respects, the financial position of Edenor S.A. as of December 31, 2017, its comprehensive income and cash flows for the year then ended, in conformity with IFRS;

b)   we have no observations to make, as to matters within our field of competence, in relation to the Board of Directors Annual Report. However, the affirmations regarding future events included therein are the responsibility of the Board of Directors.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation detailed in Note 1 to the financial statements in relation to the economic and financial situation of the Company.

Report of compliance with current regulations

As required by current regulations, we report that:

a)   the financial statements of Edenor S.A., whose transcription to the “Inventory and Balance Sheet” book is in process, comply, as to matters within our field of competence, with the provisions of the Business Organizations Law and the CNV’s applicable resolutions;

b)   the financial statements of Edenor S.A. arise from accounting records, which are kept, in all formal aspects, in conformity with legal regulations and maintain the safety and integrity conditions based on which they were authorized by the CNV;

c)   with regard to the Appendix to the Annual Report concerning the Report on the Code of Corporate Governance, no relevant aspect whatsoever has come to our attention that causes us to believe that it should be modified to properly comply with the provisions of Resolution No. 606 of the CNV;

d)   as required by the CNV’s regulations, we have read the external auditors’ report, from which the following may be inferred:

       i.    the auditing standards applied are those approved by the FACPCE, which include independence requirements, and;

      ii.    the financial statements have been prepared taking into account the IFRS and the CNV regulations.

e)   we have verified compliance with the provision and maintenance of guarantees of the Directors in office in Edenor S.A. at the date of presentation of the financial statements as of December 31, 2017, as required by caption 1.4, Appendix I of FACPCE Technical Resolution No. 15;

f)    we have applied to Edenor S.A. the procedures on money laundering and terrorism financing prevention set forth in the accounting standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires;

g)   we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, March 7, 2018.

By the Supervisory Committee

José Daniel Abelovich
Member

Immediately afterwards, and upon consideration and discussion, with the unanimous consent of those present, the Supervisory Committee RESOLVES that the report proposed by Mr. Abelovich be approved, subject to the approval of the financial statements herein dealt with by the Board of Directors’ meeting called for today. Furthermore, Dr. Abelovich is authorized to sign the report, as well as all the previously referred to documentation.

There being no further business to discuss, and at the motion of Mr. Abelovich, the meeting is adjourned at 2 p.m.

José Daniel Abelovich                                                           Carlos M. Vidal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 16, 2018